MULDOON MURPHY& AGUGGIA LLP

ATTORNEYS AT LAW

5101 Wisconsin Avenue, N.W.

Washington, D.C. 20016

TEL: (202) 362-0840

FAX: (202) 966-9409

www.muldoonmurphy.com

March 16, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Hometown Bancorp, Inc.
Registration Statement on Form SB-2

Dear Sir or Madam:

Enclosed herewith for filing please find the Registration Statement on Form SB-2 for Hometown Bancorp, Inc., the holding company for Walden Federal Savings and Loan Association, a federally chartered stock savings association, the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. §202.3a in the amount of $329, which constitutes the filing fee for the Registration Statement.

If you have any questions regarding this filing, please contact the undersigned or Joseph J. Bradley at

(202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Christina M. Gattuso

Christina M. Gattuso

Enclosures

cc:	Thomas F. Gibney, President and CEO

Lawrence M. F. Spaccasi, Esq.

Joseph J. Bradley, Esq.

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